Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

SilverCrest Metals Inc. (the "Company")

Suite 501, 570 Granville Street

Vancouver, British Columbia

Canada  V6C 3P1

Item 2. Date of Material Change

November 29, 2022

Item 3. News Release

News Release dated November 29, 2022 was disseminated through CNW Group Ltd.

Item 4. Summary of Material Change

The Company has refinanced its US$120 million secured project financing facility, of which only US$90 million was drawn, with a new US$120 million senior secured credit facility (the "Credit Facility") through a syndicate of lenders comprised of The Bank of Nova Scotia and Bank of Montreal.

Item 5.1 Full Description of Material Change

The Company has refinanced its US$120 million secured project financing facility, of which only US$90 million was drawn, with a new US$120 million Credit Facility through a syndicate of lenders comprised of The Bank of Nova Scotia and Bank of Montreal.

The Credit Facility includes a US$50 million term facility ("Term Facility") and a US$70 million revolving facility ("Revolving Facility"). On closing of the Credit Facility, the Company fully drew the US$50 million Term Facility and will use US$40 million of its cash balance to repay the existing US$90 million project financing facility, which was with an affiliate of RK Mine Finance. The Revolving Facility of US$70 million will be available to the Company until November 27, 2026 for general corporate purposes and working capital. On closing of the Credit Facility and repayment of the project financing facility, the Company will have an estimated cash balance of US$50 million, total debt of US$50 million and undrawn Revolving Facility of US$70 million.

Key terms of the Term Facility include:

  US$50 million term facility;
  3-year term with a maturity date of November 28, 2025;
  interest rate is initially based on an adjusted Term SOFR1 rate, plus an applicable margin ranging from 2.50% to 3.75%. The applicable Term SOFR margin will be set at 3.00% until June 30, 2023;
  repayment in consecutive equal quarterly instalments commencing June 30, 2023, until the Term Facility maturity date; and
  amounts repaid under the Term Facility may not be re-borrowed.

1 SOFR means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York.

Key terms of the Revolving Facility include:

  US$70 million revolving facility;
  4-year term, with a maturity date of November 27, 2026;
  interest rates are the same as the Term Facility. The undrawn portion of the Revolving Facility will be subject to a standby fee ranging from 0.5625% to 0.8438% per annum;
  the Revolving Facility is available to the Company subject to customary conditions precedent; and
  amounts repaid under the Revolving Facility may be re-borrowed until the maturity date of the Revolving Facility.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer

Telephone:  (604) 694-1730

Item 9. Date of Report

December 8, 2022

FORWARD-LOOKING STATEMENTS

This material change report contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the proposed use of funds from the Term Facility and Revolving Facility and estimates of the Company's cash balance, total debt and the undrawn balance of the Revolving Facility. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this material change report if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.